Exhibit 1

FOR IMMEDIATE RELEASE

June 2, 2004

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp

Notice of Completion of Consumer Loan Transfer
to ORIENT CREDIT Co., Ltd.

We hereby inform you that Nissin Co., Ltd. (“the Company”) completed the transfer of its consumer loans to ORIENT CREDIT Co., Ltd. (“ORIENT”) (Head Office: Chiyoda-ku, Tokyo; President: Yoshifumi Nakano) on June 1, 2004, pursuant to the agreement between the Company and ORIENT signed on May 6, 2004, as described below:

1.	Detail of the transfer

(i)	Total Number of Accounts: 80,879 accounts
(ii)	Total Transfer Amount: ¥32,942,796,769.

2.	Effect of the transfer on the Company
As a result of the transfer of consumer loans, the Company estimates a decrease of ¥3,105 million in loan losses and an increase of ¥3,547 million in special gain due to reduced allowance for loan losses, despite a decrease of ¥6,744 million in the operating revenue, as compared to the corresponding figures had the transfer not been effected.
The financial forecasts for this fiscal year, which reflect the effect of the transfer, are discussed in “Condensed Statements of Consolidated Financial Results for the Year Ended March 31, 2004” and “Summary of the Non-Consolidated Financial Results for the Year Ended March 31, 2004”, as announced on May 6, 2004.

3.	Statements About Future Projections
This press release contains forward-looking statements concerning the Company’s intentions, belief, current and future projections, and the management’s intention, beliefs, current and future projections concerning consolidated and non-consolidated business performances and financial conditions. All of those statements about the future represent the Company’s estimates based on information available at this time. Therefore, those statements do not guarantee any future results but involve potential risks and uncertainties, and that because of various factors, actual results may differ significantly from the statements about the future projections. Potential risks and uncertainties that could cause actual results to differ materially from the Company’s expectations include, among other things:

•	the effect of weak domestic economic conditions, including changes in personal bankruptcy rates;
•	competition from large consumer finance companies and other financial institutions;
•	uncertain liquidity of Japan’s capital markets and availability of funding from lenders on favorable terms;
•	potential changes to legislation, including restrictions on interest rates, to regulations for the money lending business and to government policy, including Japan’s monetary policy;
•	the Company’s exposure to negative publicity for the consumer and business finance industries generally, or for the Company specifically;
•	the Company’s ability to pursue and maintain profitable joint ventures and strategic alliances; and
•	reliability of information or technological systems and networks.

The Company’s expectations expressed in those forward-looking statements may not turn out to be correct, and actual results could materially differ from and be worse than the Company’s expectations.

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